July 14, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:         William Mastrianna, Attorney-Adviser

Re:	Lumentum Holdings Inc.
Registration	Statement on Form 10 File No. 001-36861

Acceleration	Request
Requested	Date: July 16, 2015
Requested	Time: 4:00 pm Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Lumentum Holdings Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form 10 (File No. 001-36861) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above.

The reasons for this request are that:

•	the board of directors of JDS Uniphase Corporation, a Delaware corporation (“JDSU”), has taken several actions in connection with the spin-off of the Registrant from JDSU, including establishing the distribution ratio for the spin-off, and setting a record date of July 27, 2015 and a distribution date of August 1, 2015; and

•	JDSU and the Registrant wish to commence the process of printing and mailing the information statement as soon as possible following the record date.

Once the Registration Statement has been declared effective, please orally confirm such event with our counsel, DLA Piper LLP (US), by calling Ed Batts at (650) 833-2073.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) of the Division of Corporation Finance of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LUMENTUM HOLDINGS INC.

By:	/s/ Alan Lowe
Name:	Alan Lowe
Title:	President and Chief Executive Officer

cc:	Larry Spirgel (Securities and Exchange Commission)
Celeste	M. Murphy (Securities and Exchange Commission)
Paul	Fischer (Securities and Exchange Commission)
Robert	S. Littlepage (Securities and Exchange Commission)
Christie	Wong (Securities and Exchange Commission)
Judy	Hamel (Lumentum Holdings Inc.)
Ed	Batts (DLA Piper LLP (US))